Schedule 5(c)

Transactions effected in the prior 60 days

Seller	Date	Shares Sold	Average Price Per Share
Mr. Leon Black	December 2, 2024	133,400	$174.16
Mrs. Debra Black	December 2, 2024	133,400	$174.16
Mr. Leon Black	December 3, 2024	308,400	$173.02
Mrs. Debra Black	December 3, 2024	308,400	$173.02
Mr. Leon Black	December 4, 2024	58,200	$173.37
Mrs. Debra Black	December 4, 2024	58,200	$173.37

Note that all of the above sales were effected in open-market transactions.